APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Salem Cycle, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
4000 · Sales	
3451 · Discounts	2,471.38
4000 · Sales - Other	622,030.70
Total 4000 · Sales	624,502.08
4020 · Sponsors	0.00
4040 · Rebates	2,156.72
4050 · Dividend Income	0.00
Total Income	626,658.80
Cost of Goods Sold	
Cost Of Goods Sold	
5509 · Labor	-44.97
Total Cost Of Goods Sold	-44.97
4100 · COGS	312,426.75
5250 · Purchase Discount	-47.58
5600 · Freight	9,274.76
Total COGS	321,608.96
Gross Profit	305,049.84
Expense	
3510 · Payroll Expenses	
3511 · Taxes	70.22
3512 · Wages	150,322.65
Total 3510 · Payroll Expenses	150,392.87
3520 · Payroll Tax	
3513 · Employer Taxes	15,334.78
Total 3520 · Payroll Tax	15,334.78
3535 · Personal Expense	931.69
4105 · Tender Over/Short	0.00
6110 · Automobile Expense	
6111 · Parking	562.68
6112 · Insurance	183.00
6113 · Gas	1,956.06
6114 · Service & Maintenance	6,669.62
6115 · Tolls	60.00
6116 · Excise Tax	73.75
6110 · Automobile Expense - Other	230.00
Total 6110 · Automobile Expense	9,735.11
6120 · Bank Service Charges	
6123 · Paypal fee	386.76
6125 · On-Line Bill Pay	234.16
6127 · Banking Service Fee	389.99
6129 · vendor fees	23.77
6120 · Bank Service Charges - Other	-1.28
Total 6120 · Bank Service Charges	1,033.40
6130 · Credit Card Expense	
6131 · AMEX CHARGES	1,323.35
6132 · Credit Card Terminal Fee	7,564.22
6133 · CARD FEES	682.74
Total 6130 · Credit Card Expense	9,570.31

Salem Cycle, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
6140 · Contributions	500.00
6155 · Donations	542.50
6160 · Dues and Subscriptions	1,914.50
6180 · Insurance	
6184 · workmans comp	2,033.32
6185 · Liability Insurance	1,950.00
Total 6180 · Insurance	3,983.32
6200 · Interest Expense	
6210 · Finance Charge	8,401.05
6220 · Loan Interest	6,674.40
Total 6200 · Interest Expense	15,075.45
6230 · Licenses and Permits	50.00
6250 · Office Expense	
6252 · Alarm Fees	480.00
6254 · Internet	2,699.90
6255 · POS System	1,147.50
6256 · Software	2,508.24
6257 · Postage & Delivery	527.16
6342 · Web Hosting/Computer Access	4,843.98
6250 · Office Expense - Other	34.70
Total 6250 · Office Expense	12,241.48
6260 · Promotion / Advertising	
6261 · Print Ads	9,823.30
6262 · EMAIL MARKETING	324.38
6263 · Web Advertising/Bikestoreguys.c	82.96
6266 · ADVERTISING	11,810.02
6260 · Promotion / Advertising - Other	20.19
Total 6260 · Promotion / Advertising	22,060.85
6270 · Professional Fees	
6285 · Payroll Services	1,300.50
6286 · Forecasting Reports	750.00
6287 · bookeeping	4,950.00
6650 · Accounting	500.00
Total 6270 · Professional Fees	7,500.50
6290 · Rent	46,281.63
6300 · Repairs	
6310 · Building Repairs / Maintenance	260.60
6320 · Computer Repairs	70.00
Total 6300 · Repairs	330.60
6340 · Telephone	2,774.36
6345 · Tools	29.64
6346 · TRASH	90.00
6350 · Travel & Ent	
6360 · Entertainment	517.97
6370 · Meals	1,122.06
6380 · Travel	850.43
6350 · Travel & Ent - Other	3.99
Total 6350 · Travel & Ent	2,494.45
6690 · Reconciliation Discrepancies	-591.22
6770 · Supplies	
6775 · Janitorial	1,996.91
6780 · Marketing	4,413.04
6790 · Office	10,855.89
Total 6770 · Supplies	17,265.84

Salem Cycle, Inc

Profit & Loss

January through December 2019

	Jan - Dec 19
6820 · Taxes	
6828 · Corporate	1,067.40
Total 6820 · Taxes	1,067.40
Total Expense	320,609.46
Net Ordinary Income	-15,559.62
Other Income/Expense	
Other Income	
7030 · Other Income	
7032 · PayPal Dividend	209.70
7035 · Interest	3.07
7030 · Other Income - Other	316.01
Total 7030 · Other Income	528.78
Total Other Income	528.78
Net Other Income	528.78
Net Income	**-15,030.84**

Salem Cycle, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1001 · Salem Five Checking	4,778.47
1002 · Salem Five Checking	676.89
1004 · PayPal Merchant Account	-37.00
1006 · SALEM FIVE SAVINGS	616.12
1007 · Eastern Bank -	9,130.27
Total Checking/Savings	15,164.75
Other Current Assets	
1210 · Company Van	13,990.00
1220 · Inventory	320,506.81
1300 · Barter Account	3,686.58
Total Other Current Assets	338,183.39
Total Current Assets	353,348.14
Fixed Assets	
1498 · Leasehold Improvements	7,355.16
1510 · COMPUTER	6,050.15
1520 · EQUIPMENT	17,198.73
1530 · IMPROVEMENTS	35,125.00
1540 · OFFICE EQUIPMENT	2,121.00
1550 · ACCUMULATED DEPRECIATION	-49,200.00
Total Fixed Assets	18,650.04
Other Assets	
1600 · RMS (POS) On Account Balances	9,797.59
1700 · Purchase of Business	83,875.00
1750 · ACCUMULATED AMORTIZATION	-52,420.00
Total Other Assets	41,252.59
TOTAL ASSETS	**413,250.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	110,843.14
Total Accounts Payable	110,843.14
Credit Cards	
1102 · Bank of America	5,561.91
1103 · Firstbank card	10,091.11
1104 · PayPal Credit·	1,286.34
1106 · AmazonChase·	126.23
1110 · Discover·	12,046.11
Total Credit Cards	29,111.70
Other Current Liabilities	
1120 · Customer Layaways & Deposits	6,477.95
1130 · QB Sales Tax	1,414.03
1135 · Gift Card Payable	9,784.42
2350 · Loan 2015	160,803.02
2370 · Salem Five Loan -	244.11
2390 · Line of Credit Eastern Bank	5,291.88

Salem Cycle, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
3550 · Payroll Liabilities	
3553 · Health Insurance	-4,889.53
3556 · SBSB	6,795.56
Total 3550 · Payroll Liabilities	1,906.03
Total Other Current Liabilities	185,921.44
Total Current Liabilities	325,876.28
Long Term Liabilities	
2330 · -Loan 10-2018	50,000.00
Total Long Term Liabilities	50,000.00
Total Liabilities	375,876.28
Equity	
3000 · Opening Bal Equity	-41,998.73
3100 · Retained Earnings	298,160.62
3200 · Owner's Capital	308,809.25
3300 · Draws	
3310 · MEDICAL	-42,917.58
3320 · MEDICAL INSURANCE	-42,818.99
3330 · Barter use general	-8,076.12
3340 · Fitness	-1,400.00
3300 · Draws - Other	-389,839.72
Total 3300 · Draws	-485,052.41
6390 · Utilities - old	-27,513.40
Net Income	-15,030.84
Total Equity	37,374.49
TOTAL LIABILITIES & EQUITY	**413,250.77**

Salem Cycle, Inc
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-12,934.45
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1220 · Inventory	-60,022.37
1300 · Barter Account	-3,135.34
2000 · Accounts Payable	543.33
1102 · Bank of America	1,077.01
1103 · Firstbank card	-12,574.46
1104 · PayPal Credit·	1,283.62
1106 · AmazonChase·	-137.08
1110 · Discover·	5,193.63
1111 · Spark	-1,333.43
1120 · Customer Layaways & Deposits	1,847.10
1130 · QB Sales Tax	443.19
1135 · Gift Card Payable	-78.67
2305 · SBA Loan Eastern BAnk	-40,373.67
2350 · Loan 2015	-4,800.00
2390 · Line of Credit Eastern Bank	-10,021.16
3550 · Payroll Liabilities:3551 · Federal Taxes (941/944)	-2,579.44
3550 · Payroll Liabilities:3552 · Federal Unemployment (940)	-281.63
3550 · Payroll Liabilities:3553 · Health Insurance	-4,889.53
3550 · Payroll Liabilities:3554 · MA Income Tax	-512.93
3550 · Payroll Liabilities:3555 · MA Unemployment Tax	-316.82
Net cash provided by Operating Activities	-143,603.10
INVESTING ACTIVITIES	
1600 · RMS (POS) On Account Balances	-4,044.09
Net cash provided by Investing Activities	-4,044.09
FINANCING ACTIVITIES	
3200 · Owner's Capital	152,663.34
3300 · Draws	-5,153.61
Net cash provided by Financing Activities	147,509.73
Net cash increase for period	-137.46
Cash at beginning of period	15,302.21
Cash at end of period	**15,164.75**

Salem Cycle, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
4000 · Sales	
4400 · Accessory Items	101,353.71
4410 · Apparel	56,054.93
4420 · Bikes	599,597.69
4430 · Labor	122,489.75
4440 · No Category	74,697.03
4450 · Parts	80,966.70
4470 · Services	-1,156.14
4000 · Sales - Other	240,351.73
Total 4000 · Sales	1,274,355.40
4015 · Returns and Allowances	-184.04
4040 · Rebates	12.99
Total Income	1,274,184.35
Cost of Goods Sold	
Cost Of Goods Sold	
5400 · Accessories	54,044.84
5410 · Apparel	27,618.05
5420 · Bikes	374,690.65
5440 · No Category	36,312.71
5450 · Parts	7,767.06
5509 · Labor	63.00
Total Cost Of Goods Sold	500,496.31
4100 · COGS	38,309.60
4108 · Coupons	309.29
4110 · Inventory Adjustments	-342,314.51
5300 · Commissions	-5.97
5600 · Freight	10,947.62
Total COGS	207,742.34
Gross Profit	1,066,442.01
Expense	
3510 · Payroll Expenses	
3512 · Wages	223,266.79
Total 3510 · Payroll Expenses	223,266.79
3520 · Payroll Tax	
3513 · Employer Taxes	25,290.23
Total 3520 · Payroll Tax	25,290.23
4105 · Tender Over/Short	0.20
6110 · Automobile Expense	
6112 · Insurance	402.00
6113 · Gas	1,486.81
6114 · Service & Maintenance	2,269.90
6115 · Tolls	30.00
6116 · Excise Tax	134.98
6110 · Automobile Expense - Other	2,871.00
Total 6110 · Automobile Expense	7,194.69

7:08 AM
06/23/21
Cash Basis

Salem Cycle, Inc
Profit & Loss
January through December 2020

		Jan - Dec 20
6120 · Bank Service Charges		
6123 · Paypal fee	3,469.37	
6124 · Square Inc	17.89	
6127 · Banking Service Fee	903.15	
6129 · vendor fees	502.03	
6120 · Bank Service Charges - Other	142.95	
Total 6120 · Bank Service Charges		5,035.39
6130 · Credit Card Expense		
6131 · AMEX CHARGES	2,779.31	
6132 · Credit Card Terminal Fee	11,767.57	
6133 · CARD FEES	184.62	
6134 · Synchrony Bank Fees	382.18	
Total 6130 · Credit Card Expense		15,113.68
6155 · Donations		4,302.95
6160 · Dues and Subscriptions		2,772.00
6170 · Equipment Rental		
6174 · Terminal Rental	211.56	
Total 6170 · Equipment Rental		211.56
6180 · Insurance		
6181 · Property Insurance	1,265.00	
6184 · workmans comp	2,453.39	
6185 · Liability Insurance	4,159.00	
Total 6180 · Insurance		7,877.39
6200 · Interest Expense		
6210 · Finance Charge	1,162.53	
6220 · Loan Interest	10,239.02	
Total 6200 · Interest Expense		11,401.55
6230 · Licenses and Permits		603.95
6240 · Miscellaneous		2,664.53
6250 · Office Expense		
6251 · Temporary Labor	2,892.49	
6252 · Alarm Fees	1,969.00	
6254 · Internet	3,150.00	
6256 · Software	9,660.19	
6257 · Postage & Delivery	-132.40	
6258 · Employee recruitment	4,450.00	
6342 · Web Hosting/Computer Access	9,588.24	
6250 · Office Expense - Other	3,506.47	
Total 6250 · Office Expense		35,083.99
6260 · Promotion / Advertising		
6261 · Print Ads	7,305.93	
6262 · EMAIL MARKETING	3,553.98	
6263 · Web Advertising/Bikestoreguys.c	141.00	
6266 · ADVERTISING	4,037.74	
6268 · Display Use	-540.00	
6260 · Promotion / Advertising - Other	232.28	
Total 6260 · Promotion / Advertising		14,730.93
6270 · Professional Fees		
6280 · Legal Fees	1,750.00	
6285 · Payroll Services	2,278.45	
6287 · bookeeping	9,517.50	
6270 · Professional Fees - Other	0.00	
Total 6270 · Professional Fees		13,545.95
6290 · Rent		86,897.46

Salem Cycle, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
6300 · Repairs	
6310 · Building Repairs / Maintenance	11,973.28
6315 · Remodel	2,605.48
Total 6300 · Repairs	14,578.76
6340 · Telephone	11,335.69
6345 · Tools	1,527.54
6346 · TRASH	1,329.24
6350 · Travel & Ent	
6360 · Entertainment	977.12
6370 · Meals	2,380.41
6380 · Travel	408.03
Total 6350 · Travel & Ent	3,765.56
6400 · Utilities	
6410 · Electricity	2,759.43
6420 · Water-Sewer	614.50
6400 · Utilities - Other	697.89
Total 6400 · Utilities	4,071.82
6690 · Reconciliation Discrepancies	33.87
6770 · Supplies	
6775 · Janitorial	1,971.25
6780 · Marketing	7,933.00
6790 · Office	9,325.09
6795 · Shop Use	1,856.11
6770 · Supplies - Other	493.35
Total 6770 · Supplies	21,578.80
6820 · Taxes	
6821 · Real Estate Tax	2,342.84
Total 6820 · Taxes	2,342.84
6900 · WARRANTY	551.45
6999 · Uncategorized Expenses	7,150.50
Total Expense	524,259.31
Net Ordinary Income	542,182.70
Other Income/Expense	
Other Income	
7030 · Other Income	
7031 · Credit card rewards	462.73
7032 · PayPal Dividend	18.49
7035 · Interest	6.78
7030 · Other Income - Other	260.63
Total 7030 · Other Income	748.63
Total Other Income	748.63
Other Expense	
8010 · Other Expenses	
8020 · Cash Short/Over	2,640.45
Total 8010 · Other Expenses	2,640.45
Total Other Expense	2,640.45
Net Other Income	-1,891.82
Net Income	**540,290.88**

Salem Cycle, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1001 · Salem Five Checking 0629	21,242.08
1002 · Salem Five Checking	676.89
1003 · SF DBA Marblehead Cycle	9,478.50
1004 · PayPal Merchant Account	2,492.32
1005 · PayPal Merchant Account -	481.12
1006 · SALEM FIVE SAVINGS	3,622.90
1009 · National Grand	11,232.65
Total Checking/Savings	49,226.46
Accounts Receivable	
1100 · Accounts Receivable	799.50
Total Accounts Receivable	799.50
Other Current Assets	
1210 · Company Van	13,990.00
1215 · eCommerce Clearing	52,463.16
1220 · Inventory	437,007.52
1225 · Rental Bikes	6,875.00
1240 · Inventory - Marblehead	404,163.04
1250 · Inventory - Salem	287,711.25
1260 · Inventory Transfers	1,202.44
1300 · Barter Account	15,831.12
Total Other Current Assets	1,219,243.53
Total Current Assets	1,269,269.49
Fixed Assets	
1498 · Leasehold Improvements	7,355.16
1510 · COMPUTER	6,050.15
1520 · EQUIPMENT	17,198.73
1530 · IMPROVEMENTS	35,125.00
1540 · OFFICE EQUIPMENT	5,140.61
1550 · ACCUMULATED DEPRECIATION	-49,200.00
Total Fixed Assets	21,669.65
Other Assets	
1600 · RMS (POS) On Account Balances	9,697.79
1700 · Purchase of Business	297,025.00
1750 · ACCUMULATED AMORTIZATION	-52,420.00
Total Other Assets	254,302.79
TOTAL ASSETS	**1,545,241.93**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	167,701.61
Total Accounts Payable	167,701.61
Credit Cards	
1101 · Chase	4,812.56
1102 · Bank of America	-1,984.34
1103 · Firstbank card	12,625.00
1110 · Discover·	17,352.33
1111 · Spark	248.63
Total Credit Cards	33,054.18

Salem Cycle, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Current Liabilities	
1120 · **Customer Layaways & Deposits**	2,782.00
1130 · **QB Sales Tax**	-4,552.69
1135 · **Gift Card Payable**	9,982.79
2200 · **Inventory Clearing - Marblehead**	287,242.94
2205 · **Inventory Clearing - Salem**	60,154.13
2210 · **Customer Liabilities**	
2220 · **Down Payments - Marblehead**	6,583.94
2240 · **Gift Cards - Marblehead**	3,001.51
2250 · **In-Store Credits - Marblehead**	320.73
2260 · **Down Payments - Salem**	14,034.91
2280 · **Gift Cards - Salem**	1,645.37
2290 · **In-Store Credits - Salem**	971.42
Total 2210 · Customer Liabilities	26,557.88
2306 · **PPP SBA Loan (SF)**	35,500.00
2310 · **Loan**	184,323.77
2340 · **Dan Shuman Loan from owner**	23,122.75
2350 · **Loan 2015**	146,403.02
2360 · **MC Loan**	108,000.00
2370 · **Salem Five Loan -**	244.11
2390 · **Line of Credit Eastern Bank**	205.50
3550 · **Payroll Liabilities**	
3553 · **Health Insurance**	-9,813.12
3556 · **SBSB**	6,795.56
3550 · **Payroll Liabilities - Other**	75.33
Total 3550 · Payroll Liabilities	-2,942.23
Total Other Current Liabilities	877,023.97
Total Current Liabilities	1,077,779.76
Long Term Liabilities	
2330 · **-Loan 10-2018**	50,000.00
Total Long Term Liabilities	50,000.00
Total Liabilities	1,127,779.76
Equity	
3000 · **Opening Bal Equity**	-389,311.36
3100 · **Retained Earnings**	283,129.78
3200 · **Owner's Capital**	557,626.40
3300 · **Draws**	
3310 · **MEDICAL**	-42,917.58
3320 · **MEDICAL INSURANCE**	-42,818.99
3330 · **Barter use general**	-8,076.12
3340 · **Fitness**	-1,400.00
3300 · **Draws - Other**	-451,547.44
Total 3300 · Draws	-546,760.13
6390 · **Utilities - old**	-27,513.40
Net Income	540,290.88
Total Equity	417,462.17
TOTAL LIABILITIES & EQUITY	**1,545,241.93**

Salem Cycle, Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	532,483.98
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1100 · **Accounts Receivable**	-820.00
1215 · **eCommerce Clearing**	-52,463.16
1220 · **Inventory**	-116,500.71
1225 · **Rental Bikes**	-6,875.00
1240 · **Inventory - Marblehead**	-404,163.04
1250 · **Inventory - Salem**	-287,711.25
1260 · **Inventory Transfers**	-1,202.44
1300 · **Barter Account**	-12,144.54
2000 · **Accounts Payable**	64,685.87
1101 · **Chase**	4,812.56
1102 · **Bank of America**	-7,546.25
1103 · **Firstbank card**	2,533.89
1104 · **PayPal Credit·**	-1,286.34
1106 · **AmazonChase·**	-126.23
1110 · **Discover·**	5,306.22
1111 · **Spark**	248.63
1120 · **Customer Layaways & Deposits**	-3,695.95
1130 · **QB Sales Tax**	-5,966.72
1135 · **Gift Card Payable**	198.37
2200 · **Inventory Clearing - Marblehead**	287,242.94
2205 · **Inventory Clearing - Salem**	60,154.13
2210 · **Customer Liabilities:2220 · Down Payments - Marblehead**	6,583.94
2210 · **Customer Liabilities:2240 · Gift Cards - Marblehead**	3,001.51
2210 · **Customer Liabilities:2250 · In-Store Credits - Marblehead**	320.73
2210 · **Customer Liabilities:2260 · Down Payments - Salem**	14,034.91
2210 · **Customer Liabilities:2280 · Gift Cards - Salem**	1,645.37
2210 · **Customer Liabilities:2290 · In-Store Credits - Salem**	971.42
2306 · **PPP SBA Loan (SF)**	35,500.00
2310 · **Loan**	184,323.77
2340 · **Dan Shuman Loan from owner**	23,122.75
2350 · **Loan 2015**	-14,400.00
2360 · **MC Loan**	108,000.00
2390 · **Line of Credit Eastern Bank**	-5,086.38
3550 · **Payroll Liabilities**	75.33
3550 · **Payroll Liabilities · Health Insurance**	-4,923.59
Net cash provided by Operating Activities	410,334.72
INVESTING ACTIVITIES	
1540 · **OFFICE EQUIPMENT**	-3,019.61
1600 · **RMS (POS) On Account Balances**	99.80
1700 · **Purchase of Business**	-213,150.00
Net cash provided by Investing Activities	-216,069.81
FINANCING ACTIVITIES	
3000 · **Opening Bal Equity**	-347,312.63
3200 · **Owner's Capital**	248,817.15
3300 · **Draws**	-61,707.72
Net cash provided by Financing Activities	-160,203.20
Net cash increase for period	34,061.71
Cash at beginning of period	15,164.75
Cash at end of period	**49,226.46**

I, Daniel Shuman, certify that:

1. The financial statements of Salem Cycle, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Salem Cycle, Inc. included in this Form reflects accurately the information reported on the tax return for Salem Cycle, Inc. for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Daniel Shuman

Title: President